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 FORM 3             U.S. SECURITIES AND EXCHANGE COMMISSION
---------                   Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

    Multex.com, Inc.
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        (Last)                      (First)                        (Middle)

    33 Maiden Lane, 5th Floor
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                                   (Street)

    New York                          NY                              10038
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)

     June 23, 1999

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol

    Market Guide Inc. (MARG)

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

    [X] Form Filed by One Reporting Person
    [_] Form filed by More than One Reporting Person

             Table I--Non-Derivative Securities Beneficially Owned

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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
Common Stock          2,236,219 (a)             I            By proxy (b)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 5(b)(v).
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FORM 3 (continued)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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

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

Explanation of Responses:

(a) Reporting Person disclaims beneficial ownership over such shares.
(b) Pursuant to an Agreement and Plan of Merger and Reorganization by and among Multex.com, Mereague Acquisition Corp. and Market Guide Inc., certain stockholders of Market Guide Inc. have executed a Stockholder Agreement by which they have irrevocably appointed Multex.com as his lawful attorney and proxy for the limited right to vote each of the 2,236,219 shares (including options exercisable within 60 days of July 6, 1999) of Market Guide Inc. in all matters related to the Merger.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                              By: /s/ Philip Callaghan
                                 ----------------------------
                              Its: Chief Financial Officer       July 6, 1999
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date

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